Exhibit 99.1

NEXA RESOURCES S.A.

NOTICE TO THE MARKET

NEXA ANNOUNCES TRANSITION OF CFO

Nexa Resources S.A. (“Nexa” or the “Company”), announced today that its Board of Directors has approved the appointment of Rodrigo Menck to succeed Mario Bertoncini as Nexa’s Senior Vice-President of Finance and CFO starting March 1st, 2019. Mr. Bertoncini is leaving the Company to assume a new leadership role at CESP - Companhia Energética de São Paulo, a publicly traded Brazilian power generation company whose major shareholder is a joint venture between Votorantim Energia and the Canada Pension Plan Investment Board (CPP-IB). Mr. Bertoncini has served as Senior Vice President of Finance and CFO since 2014.

Mr. Menck holds a degree in Business Administration and an MBA from the University of São Paulo, Brazil. An executive with more than 20 years of experience in Treasury, Structured Finance and Capital Markets, Mr. Menck worked for more than ten years in banks such as BankBoston, Itau, WestLB, Citi and BNP Paribas, before joining Braskem both as Structured Finance Manager and Finance & Shared Services Director. He joined Nexa in 2016 as Head of Treasury & Investor Relations, where he led teams fundraising in capital markets and carried out other responsibilities as well as being directly involved in the Company’s initial public offering. His previous position at Nexa was Head of M&A.

“Menck has been prepared for this position and has taken part in important management decisions regarding corporate finance, strategy and IR in his years at Nexa, which will ensure a seamless transition”, said Tito Martins, Nexa’s Chief Executive Officer, adding “On behalf of Nexa, we thank Mario for his commitment and dedication to Nexa, and his important role in the landmark IPO of the Company in 2017. His move to the growing energy segment for Votorantim Group and its partners is a recognition of Mario’s competency and leadership.”

Mr. Bertoncini and Mr. Menck will work together in this transition process throughout the rest of this month and February.

About Nexa

Nexa is a large-scale, low-cost integrated zinc producer with over 60 years of experience developing and operating mining and smelting assets in Latin America. The Company operates and owns five long-life underground mines, three located in the Central Andes of Peru and two located in the state of Minas Gerais in Brazil. Two of the Company’s mines, Cerro Lindo in Peru and Vazante in Brazil, are among the 10 largest zinc mines in the world and combined with the Company’s other mining operations, place the Company among the top five producers of mined zinc globally in 2017, according to Wood Mackenzie.

Cautionary Statement on Forward-Looking Statements

This News Release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this News Release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of NEXA to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements include (but are not limited to) estimates, forecasts, and statements as to management’s expectations with respect to the business and operations of the Company and mining production and its projects.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our public disclosures filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

São Paulo, January 29, 2019.